NEWS RELEASE 06-10	April 18, 2006

FRONTEER MAKES NEW SILVER-RICH GOLD DISCOVERY IN MEXICO AND PREPARES FOR DRILLING PROGRAM

Fronteer Development Group Inc. ("Fronteer") (FRG-TSX/AMEX) has made a significant new silver-gold discovery in southwestern Mexico that is over 2 kilometres long and up to 34 metres wide. The new discovery is on the Clara Project where recent surface samples have returned values of up to 6.02 ounces per ton silver and 4.90 grams per tonne gold over 7.5 metres.

This new 2 kilometer long precious metal system is also associated with widespread lead-zinc +/- copper mineralization with grades of up to 5.06 percent lead, 1.56 percent zinc and 0.75 percent copper, associated with 3.39 ounces per ton silver and 6.79 grams per tonne gold over 3.6 metres.

“This system is an outstanding new target with no historical drilling and excellent grade-tonnage potential,” according to Dr Rick Valenta, Fronteer COO and VP Exploration. “We are very encouraged by our surface results and look forward to the upcoming drill program on the property”.

Highlights of Fronteer’s recent surface sampling results include:

1.	4.29 oz/ton silver, 0.28 g/tonne gold, 0.18 % lead, and 0.52 % zinc over 34 metres

Including 7.94 oz/ton silver, 0.52 g/tonne gold, 0.27% lead, and 1.22% zinc over 8 metres

2.	5.23 oz/ton silver, 2.86 g/tonne gold, 0.27 % lead, and 0.63 % zinc over 15.1 metres

Including 6.02 oz/ton silver, 4.90 g/tonne gold, 0.37% lead and 0.85% zinc over 7.5 metres

3.	3.39 oz/ton silver, 6.79 g/tonne gold, 5.06% lead, 1.56% zinc and 0.75% copper over 3.6 metres

4.	2.10 oz/ton silver and 2.74 g/tonne gold over 5.0 metres

5.	2.77 oz/ton silver and 1.97 g/tonne gold over 3.4 metres

6.	0.90 oz/ton silver, 2.77 g/tonne gold, 2.35% lead and 0.62% zinc over 5.0 metres

Fronteer has completed land use agreements with all the local Ejidos and private landowners, and expects to receive drill permits from the relevant Mexican government authorities in the coming weeks. The company expects to be drilling on the Clara property in mid-May.

The Clara Property is one of two properties in Mexico that are under option to Fronteer from Minera Teck Cominco SA de CV. The other property, San Pedro, is currently undergoing target refinement mapping and sampling in preparation for a drill program to immediately follow the Clara program. Fronteer may earn a 100% interest, subject to a Teck Cominco back in right, in both of these projects by spending a combined total of US $2.0 million over four years on exploration to be divided between these two properties.

ABOUT FRONTEER,

Fronteer is a ‘discovery stage’ exploration company focused on precious and strategic metals.

The company is actively advancing two large gold deposits in western Turkey called Agi Dagi and Kirazli. The combined resource estimate of these two adjacent projects totals 461,000 Indicated and 1,606,000 Inferred ounces of gold. A new silver resource has also been calculated on these two projects totaling 2,118,000 Indicated and 8,556,000 Inferred ounces of silver.

This is based on 7,800,000 tonnes at 0.86 g/t gold at Agi Dagi for 217,000 Indicated ounces and 34,780,000 tonnes at 0.93 g/t gold for 1,043,000 Inferred ounces of gold. At Kirazli 5,430,000 tonnes at 1.40 g/t gold for 244,000 Indicated ounces of gold, and 17,810,000 tonnes at 0.98 g/t gold for 563,000 Inferred ounces of gold have been outlined. The silver resource is based on 7,800,000 tonnes at 1.69 g/t silver for 425,000 Indicated ounces and 34,780,000 tonnes at 4.20 g/t silver for 4,697,000 Inferred ounces of silver at Agi Dagi. At Kirazli, a total of 5,430,000 tonnes at 9.70 g/t silver for 1,693,000 Indicated ounces and 17,810,000 tonnes at 6.74 g/t silver for 3,859,000 Inferred ounces constitute the Silver resource.

Fronteer holds a 49.3% equity interest in Aurora Energy Resources Inc. (AXU-TSX), a newly listed TSX uranium company with a market capitalization of more than $250 million and an asset base that is underpinned by one of the largest undeveloped uranium deposits in Canada.

In addition to uranium in Labrador, Fronteer recently acquired an 80% interest in a new copper-gold-uranium district in the Yukon called the Wernecke Breccias, on which exploration is scheduled to commence this summer.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Rick Valenta, Ph.D., P. Geo., V.P. Exploration for Fronteer Development Group Inc., is the designated Qualified Person for Fronteer on the Clara and San Pedro Projects.

The Independent Qualified Person responsible for the gold resource estimates for Agi Dagi and Kirazli in Turkey is Gary Giroux, P. Eng. of Giroux Consultants Ltd. The current resources includes 7,800,000 tonnes @ 0.86 g/t gold for and Indicated Resource of 217,000 ounces and 34,780,000 tonnes @ 0.93 g/t gold for an Inferred Resource of 1,043,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 1.40 g/t gold for an Indicated Resource of 244,000 ounces and 17,810,000 tonnes @ 0.98 g/t gold for an Inferred Resource of 563,000 ounces at Kirazli. The current silver resources includes 7,800,000 tonnes @ 1.69 g/t silver for an Indicated Resource of 425,000 ounces and 34,780,000 tonnes @ 4.20 g/t silver for an Inferred Resource of 4,697,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 9.70 g/t silver for an Indicated Resource of 1,693,000 ounces and 17,810,000 tonnes @ 6.74 g/t silver for an Inferred Resource of 3,859,000 ounces at Kirazli. See Fronteer press release dated January 26, 2006.

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.